Exhibit 99.1

1Q 2026

Results

April 30, 2026

Investor Contact

(52) 818-328-6167

investor@femsa.com

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com

femsa.com

HIGHLIGHTS

Monterrey, Mexico, April 30, 2026 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the first quarter of 2026.

Reporting Segments Update: In our continuous effort to improve our disclosure, we have updated FEMSA’s reporting segment structure to better reflect the scale, stage of development, and strategic differentiation of our various operations.  This updated structure should provide investors with greater visibility into the drivers of performance across our operations. Our updated reporting segments are as follows: i) OXXO Mexico; ii) Americas & Mobility which now includes all OXXO operations outside of Mexico (Brazil, Colombia, Chile, Peru and the U.S.), as well as the fuel operations in Mexico and the U.S; iii) Europe; iv) Health; and v) Coca-Cola FEMSA.  Only segments i) and ii) changed relative to our previous reporting structure.

April 30, 2026 | Page 1

•	FEMSA: Total Consolidated Revenues grew 6.1% and Income from Operations increased 5.5% compared to 1Q25.

•	OXXO Mexico: OXXO Mexico total Revenues grew 8.3% and Income from operations increased 20.9% versus 1Q25.

•	SPIN: Spin by OXXO had 11.0 million active users[1] representing 22.3% growth compared to 1Q25 while Spin Premia had 28.4 million active loyalty users[2] representing 12.8% growth compared to 1Q25, and an average tender[2] at OXXO Mexico of 50.6% which increased from 42.5% in 1Q25.

•	COCA-COLA FEMSA: Total Revenues grew 1.1% and Income from Operations decreased 2.3% against 1Q25.

Financial Summary for the First Quarter 2026

Change vs. comparable period

	Total Revenues	Gross Profit	Income from Operations	Same-Store Sales
As Reported	1Q26	1Q26	1Q26	1Q26
FEMSA Consolidated	6.1%	6.6%	5.5%
OXXO Mexico	8.3%	11.5%	20.9%	6.0%
Americas & Mobility	12.9%	25.4%	34.0%	4.7%[3]
Europe	0.1%	(1.3)%	7.4%	(2.7)%
Health	0.9%	(10.0)%	(14.2)%	0.0%
Coca-Cola FEMSA	1.1%	4.5%	(2.3)%
Comparable(A)
FEMSA Consolidated	8.5%	9.1%	12.1%
OXXO Mexico	8.3%	11.5%	20.9%	6.0%
Americas & Mobility	10.5%	21.5%	120.7%	13.1%[3]
Europe	1.5%	0.1%	9.1%	(0.2)%
Health	6.5%	(3.8)%	(4.9)%	7.2%
Coca-Cola FEMSA	6.3%	9.7%	2.1%

Jose Antonio Fernández Garza-Lagüera, FEMSA’s Chief Executive Officer, commented:

“FEMSA delivered a strong set of results for the first quarter. OXXO improved its operating income by double-digits in its key markets, handily outpacing revenues and expanding margins, while Coca-Cola FEMSA demonstrated its resilience and flexibility in the face of a challenging consumer environment in the core Mexican market, partially offset by a strong performance in South America.

We should highlight the sustained recovery at OXXO Mexico, building on the positive trends we first saw during the fourth quarter of last year, and delivering high-single-digit revenue growth on the back of continued expansion and strong same-store sales despite a volatile environment. During the quarter, we also began to see the benefits from a leaner overhead structure and increased efficiency. Beyond Mexico, our Americas and Mobility operations delivered a compelling set of numbers, particularly Chile, Peru and Colombia showing double-digit growth in same-store sales and a significant narrowing of losses as we steadily improve our footprint.

For its part, Coca-Cola FEMSA gained market share in most of its markets and categories and achieved record volumes for a first quarter in several markets, including Brazil, Colombia and Guatemala.

As we look ahead towards what we expect should be a strong summer season due in part to the World Cup, we continue to like our current momentum across most of our business units, and we are optimistic as we execute against our long-term strategy in pursuit of sustainable profitable growth and despite the complex international macro environment.”

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

1Q26 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q26	1Q25	Var.	Comp.(A)
Total Revenues	207,784	195,819	6.1%	8.5%
Gross Profit	84,094	78,918	6.6%	9.1%
Gross Profit Margin ()%	40.5	40.3	20 bps
Income from Operations	14,314	13,564	5.5%	12.1%
Operating Margin ()%	6.9	6.9	-
Adjusted EBITDA[1]	28,127	25,302	11.2%	15.8%
EBITDA Margin ()%	13.5	12.9	60 bps
Consolidated Net Income	17,639	8,942	97.3%

Net Debt2 ex-KOF3

Amounts expressed in millions of Mexican Pesos (Ps.)

As of March 31, 2026	Ps.		US$[4]
Cash and Investments	73,231		4,061
Financial Debt	56,915		3,156
Lease Liabilities	109,925		6,096
Net debt	93,609		5,191
ND / Adjusted EBITDA	1.24	x	-

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

2 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

3 Only includes retail. Same-store Sales includes a weighted average of OXXO Americas (USA, Brazil and Latam).

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

April 30, 2026 | Page 2

Total revenues increased 6.1% in 1Q26 compared to 1Q25, driven by growth in our OXXO Mexico and Americas & Mobility, while our Coca-Cola FEMSA, Europe and Health remained relatively flat. Revenues reflected a net negative foreign exchange effect as the Mexican peso appreciated relative to other currencies; as a result, revenues grew 8.5% on a comparable basis.

Gross profit increased 6.6%. Gross margin increased 20 basis points, reaching 40.5%. This reflects margin expansion in OXXO Mexico, Americas & Mobility and Coca-Cola FEMSA, offset by a contraction in Europe and Health. It is important to highlight that these contractions in Europe and Health are explained by the reclassification of distribution expenses from selling expenses to cost of goods sold, which do not impact income from operations; this effect is only reflected in the 1Q26 results. On a comparable basis, the gross margin for the first quarter of 2025 would have been 39.9%, an expansion of 60 basis points.

Income from operations increased 5.5% driven by growth in OXXO Mexico, Americas & Mobility and Europe. This was partially offset by a decrease at Coca-Cola FEMSA and Health. Similarly, the consolidated operating margin stood at 6.9% remaining stable year over year, reflecting margin contraction at Coca-Cola FEMSA and Health, which was offset by margin expansion in OXXO Mexico, Europe and Americas & Mobility. On a comparable basis, income from operations increased 12.1% showing the strength of the local currency results outside of Mexico.

The effective income tax rate was 17.1% in 1Q26. This is largely explained by a one-time gain related to the BradyPLUS and Imperial Dade merger, reflecting a non-cash gain on an accounting basis, which increased profitability with no current tax effect. Excluding this impact, the effective income tax rate would be 37.9%. The gap between our effective tax rate and the statutory rate of 30% is mainly explained by non-deductible items at OXXO Mexico, specifically labor costs and expenses, and non-creditable tax loss effects, mainly from Spin. Our income tax provision for 1Q26 was Ps. 3,664 million, a decline of 23.3% relative to 1Q25.

Net consolidated income amounted to Ps. 17,639 million pesos, representing an increase of 97.3% compared to the first quarter of 2025. This increase was driven by a one-time gain related to the BradyPLUS and Imperial Dade merger. Excluding this one-time gain, our net consolidated income amounted to Ps. 5,688, representing a decline of 36.4% compared to the first quarter of 2025. This decrease was caused primarily by higher net financing expenses, mainly reflecting: i) a foreign exchange loss compared to a gain in 2025, representing a swing of Ps. 883 million; ii) an expense of Ps. 189 million related to financial instruments, compared to a gain of Ps. 1,107 million last year from the favorable valuation of the convertible bond associated with Heineken shares; and iii) lower interest income as a result of a lower cash position and lower interest rates. Additional offsets included the absence of income from discontinued operations, which contributed Ps. 2,490 million in the first quarter of last year.

Net majority income was Ps. 4.34 per FEMSA Units5, representing 167.9% growth, and US$2.41 per FEMSA ADS4.

Net Debt / EBITDA. On an ex-KOF3 basis, as of March 31, 2026, cash and investments were Ps. 73,231 million and total debt was Ps. 166,840 million, resulting in net debt of Ps. 93,609 million. Our Net Debt / EBITDA ratio ex-KOF was 1.24x up from 0.69x in 1Q25. This increase reflects mainly the cash outflow related to our capital allocation strategy, which has resulted in Ps. 47,218 million of ordinary and extraordinary dividends, as well as Ps. 16,055 million of share repurchases6 during the last twelve months.

Capital expenditures amounted to Ps. 6,195 million, 3.0% as a percentage of total sales, and a decrease of 29.5% compared to 1Q25, reflecting lower CAPEX in OXXO Mexico, Coca-Cola FEMSA and Health, and primarily driven by a cautious approach to investments across the portfolio. The lower spending in the quarter in OXXO Mexico is partially explained by a demanding comparison base in 2025 where the number of openings in 1Q25 was particularly high. This was partially offset by a higher CAPEX in Americas & Mobility that includes a reactivation of growth in the expansion plans of our stores in Latam after a pause to reset certain operational matters, coupled by the reactivation of our expansion plans in Brazil after the end of our joint venture.

OXXO MEXICO

1Q26 Financial Summary – OXXO Mexico

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q26	1Q25	Var.
Same-store sales (thousands of Ps.)[4]	952.9	898.6	6.0%
Total Revenues	74,424	68,744	8.3%
Gross Profit	34,350	30,819	11.5%
Gross Profit Margin ()%	46.2	44.8	140 bps
Income from Operations	5,629	4,655	20.9%
Income from Operations Margin ()%	7.6	6.8	80 bps
Adjusted EBITDA	10,545	8,492	24.2%
Adjusted EBITDA Margin ()%	14.2	12.4	180 bps

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations + other non-cash charges. Adjusted EBITDA ex-KOF: FEMSA Consolidated Adjusted EBITDA as described above – Coca-Cola FEMSA’s Consolidated Adjusted EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.

2 All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 16 of this document.

3 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.

4 The exchange rate published by the Federal Reserve Bank of New York for March 31, 2026 was 18.0327 MXN per USD.

5 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2026 was 3,412,732,415, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

6 Share repurchases considers the disbursed amount for the local market repurchases and the ASRs of the last twelve months, that include the first ASR of US$250 million, the second ASR of US$260 million and the third ASR of US$300, this is translated to Mexican pesos with the exchange rate for the end of the period of March 31, 2026, which was 18.0327 MXN per USD.

1 Same-store Sales OXXO Mexico.

April 30, 2026 | Page 3

Total revenues increased 8.3% in 1Q26 compared to 1Q25, reflecting a 6.0% increase in same-store sales, coupled with 3.8% store expansion. The growth in same-store sales was driven by an increase of 6.6% in the average ticket, and a decrease of 0.5% in store traffic. During the quarter, results were supported by (i) the continued execution of our affordability strategy, which has successfully increased competitiveness across our key categories through increased promotional activity and price-package architecture, (ii) coupled with increased pricing caused by new taxes on cigarettes, soft drinks and beer, and (iii) improved weather conditions relative to last year. These results at OXXO Mexico contrast with a soft consumer environment at a national level. During the quarter, the OXXO store base in Mexico expanded by 158 stores, and it added 888 total net stores during the last twelve months. As of March 31, 2026, OXXO Mexico had a total of 24,455 stores.

Gross profit reached 46.2% of total revenues, representing a 140-basis point expansion which reflects sustained income from key suppliers, as well as the contribution from financial services, coupled with revenue growth management initiatives which contributed to a net positive price-mix effect, led by a solid performance in certain key categories.

Income from operations increased by 20.9% compared to 1Q25 and reached 7.6% of total revenues, which represents an 80-basis point expansion. This performance was mainly explained by revenue growth and increased gross margin combined with cost containment and the operational efficiencies implemented during last year. Operating expenses increased 9.8%, slightly above revenue growth, reflecting higher labor expenses, partially offset by operating leverage, cost containment, and efficiency initiatives.

AMERICAS[1] & MOBILITY[2]

1Q26 Financial Summary – Americas & Mobility

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q26	1Q25	Var.	Comp.(A)
Same-store sales (thousands of Ps.)[3]	1,045.7	999.0	4.7%	13.1%
Merchandise[1] Sales	5,544	4,057	36.6%	16.5%
Fuel[2] Sales	19,444	18,085	7.5%	9.3%
Total Revenues	24,988	22,142	12.9%	10.5%
Merchandise[1] Gross Profit	1,762	1,293	36.3%	41.0%
Fuel[2] Gross Profit	2,535	2,133	18.8%	21.1%
Gross Profit	4,297	3,426	25.4%	21.5%
Gross Profit Margin ()%	17.2	15.5	170 bps
Income from Operations	281	210	34.0%	120.7%
Income from Operations Margin ()%	1.1	0.9	20 bps
Adjusted EBITDA	1,087	942	15.4%	33.1%
Adjusted EBITDA Margin ()%	4.3	4.3	-

AMERICAS1

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 Americas: OXXO Brazil, Chile, Colombia, Peru and USA.

2 Mobility: Fuel operations in Mexico and the USA, and Mecanica Tek.

3 Same-store Sales is a weighted average of OXXO USA, Brazil and Latam.

April 30, 2026 | Page 4

Total revenues increased 12.9% in 1Q26 compared to 1Q25, reflecting a 7.5% increase in our Fuel sales, coupled with 36.6% increase in our Merchandise sales. The growth in our Fuel sales mainly reflects an increase in volume and traffic across our Mexican service stations, coupled with growth in the wholesale business. In the US, Fuel revenues grew supported by a more disciplined commercial strategy and pricing discipline, that more than offset softer volumes. The solid results in our Merchandise sales mainly reflect the positive performance of our OXXO stores in Latam with consistent growth in same-store sales, reflecting our initiatives to drive traffic and new revenue opportunities, complemented by operational improvements across different countries. We also benefited from the integration of OXXO Brazil, that we began consolidating on February 1st, 2026. This was partially offset by negative translation effects from all our operating currencies outside of Mexico. On a comparable basis, which excludes the addition of OXXO Brazil as well as currency fluctuations, total revenues increased a solid 10.5%. During the quarter, the store base expanded by 45 stores. Americas & Mobility had 48 total net store additions for the last twelve months and a total of 1,942 stores as of March 31, 2026. This was a result of softer expansion during the year, in which we paused expansion in different countries to redefine the value proposition that will help for more sustainable growth going forward.

Gross profit reached 17.2% of total revenues, a 170-basis point increase driven by a solid margin expansion in our Fuel operations and stable margins in Merchandise. The growth reflects a favorable sales mix, with growth at our gas stations compared to our wholesale business, resulting in higher margin contribution, coupled with expansion in most of our Merchandise operations, reflecting the benefits of scale and a more proactive commercial negotiation with suppliers.

Income from operations increased by 34.0% compared to 1Q25 and represented 1.1% of total revenues, which represents a 20-basis point expansion. This performance was mainly explained by an operating margin expansion at our fuel operations, benefited by a higher gross margin, coupled with improved operating performance across our store operations. Operating expenses increased 24.9%, above total revenues, reflecting the incorporation of Brazil and higher labor costs across our operations, coupled with increased expenses in Latam as we build capabilities to support future growth. This was partially offset by efficiency initiatives and continued improvements in our US operations.

Bara[1]

Bara

Total revenues increased by 31.5% in 1Q26 compared to 1Q25, reflecting an average same-store sales increase of 11.8%, with an ongoing strong performance in the grocery, homecare and convenience categories and the addition of 164 net new Bara stores during the last twelve months, a 32.2% year-over-year increase in the store base. During the quarter, the Bara store base expanded by 68 units reaching a total of 674 Bara stores as of March 31, 2026.

1 Bara store count and results are not consolidated within the Americas & Mobility reported figures.

April 30, 2026 | Page 5

EUROPE

1Q26 Financial Summary – Europe

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q26	1Q25	Var.		Comp.(A)
Same-store sales (thousands of Ps.)[1]	1,721.0	1,769.3	(2.7)%		(0.2)%
Total Revenues	12,919	12,909	0.1%		1.5%
Gross Profit	5,363	5,431	(1.3)%		0.1%
Gross Profit Margin ()%	41.5	42.1	(60	bps)
Income from Operations	356	331	7.4%		9.1%
Income from Operations Margin ()%	2.8	2.6	20 bps
Adjusted EBITDA	1,804	1,750	3.1%		4.5%
Adjusted EBITDA Margin ()%	14.0	13.6	40 bps

Total revenues increased 0.1% in 1Q26 compared to 1Q25. On a currency-neutral basis total revenues grew 1.5%, reflecting higher sales from our Swiss retail and consumer food service operations, which were partially offset by lower sales in B2B and soft traffic trends in our retail and consumer food service operations in Germany.

Gross profit represented 41.5% of total revenues, a 60 basis-point margin contraction, reflecting a reclassification of distribution expenses from selling expenses to cost of goods sold, which is not reflected in 1Q25. Gross profit decreased 1.3% compared to 1Q25 but was basically flat on a currency-neutral basis, reflecting the effects mentioned above. On a comparable basis excluding the effects of this reclassification, gross profit would have increased 2.4% in 1Q26, and the comparable gross profit margin would have expanded 90 basis points from a base of 40.6% in 1Q25, reflecting continued implementation of commercial income strategies and strong performance in Swiss retail and consumer food service.

Income from operations increased 7.4% versus 1Q25 and represented 2.8% of total revenues, a 20 basis-point increase year-on-year, reflecting a strong performance with higher retail sales in Switzerland and solid promotional income, coupled with effective expense control. On a comparable basis, income from operations increased 9.1%. Operating expenses decreased by 1.8% to Ps. 5,007 million, reflecting sustained cost discipline.

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 Same-store Sales reflects a weighted average from our foodservice and retail operations.

April 30, 2026 | Page 6

HEALTH

1Q26 Financial Summary - Health

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	1Q26	1Q25	Var.		Comp.(A)
Same-store sales (thousands of Ps.)	1,035.0	1,035.1	-		7.2%
Total Revenues	22,175	21,972	0.9%		6.5%
Gross Profit	5,810	6,453	(10.0)%		(3.8)%
Gross Profit Margin ()%	26.2	29.4	(320	bps)
Income from Operations	657	766	(14.2)%		(4.9)%
Income from Operations Margin ()%	3.0	3.5	(50	bps)
Adjusted EBITDA	1,975	1,980	(0.3)%		6.7%
Adjusted EBITDA Margin ()%	8.9	9.0	(10	bps)

Total revenues increased 0.9% in 1Q26 compared to 1Q25, impacted by currency translation effects, but grew 6.5% on a currency-neutral basis. This reflected positive performance in Colombia retail, Chile and Ecuador on a currency neutral basis, which was partially offset by challenging results in Mexico, primarily due to the closing of 335 stores for the last twelve months. During the quarter, the net store base increased by 24 units, reaching a total of 4,527 locations across our territories as of March 31, 2026. During the last twelve months, there were 67 net closings. Same-store sales remained flat in Mexican pesos and increased 7.2% on a currency-neutral basis despite the underperformance of stores in Mexico, reflecting the strong results of Colombia retail.

Gross profit was 26.2% of total revenues, representing a decrease of 320 basis points, reflecting a reclassification of distribution expenses from selling expenses to cost of goods sold; this effect is not reflected in 1Q25. The decrease is also driven by the underperformance of Mexico and an unfavorable product mix in Chile. Gross profit decreased 10.0% compared to 1Q25, reflecting the effects mentioned above. On a comparable basis excluding the effects of this reclassification, the comparable gross profit would have marginally increased by 0.4% in 1Q26 versus the previous year, and the comparable gross profit margin would have contracted 20 basis points from a base of 26.4%.

Income from operations represented 3.0% of total revenues, a reduction of 50 basis points from 3.5%. On a comparable basis, income from operations contracted by 4.9%, reflecting a negative performance in Chile driven by a stable gross margin and increased expenses relating primarily to labor, as well as ongoing pressure in Mexico. This was partially offset by improved results in Colombia, supported by the expansion of retail stores, and in Ecuador, driven by operating efficiencies.

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

April 30, 2026 | Page 7

SPIN[1]

Spin by OXXO

Spin by OXXO acquired 0.8 million users during the quarter to reach 16.9 million total acquired users in 1Q26, compared to 13.8 million users in 1Q25. This represents an increase of 22.3% YoY and a 1.7% compound monthly growth rate. Active users2 represented 65.0% of the total acquired user base representing 22.3% growth YoY and reaching 11.0 million. Total transactions per month increased 60.9%3 YoY to reach an average of 103.0 million per month in 1Q26, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 2.0 million users during the quarter to reach 65.1 million total acquired users in 1Q26, compared to 55.7 million users in 1Q25. This represents an increase of 16.9% YoY and a 1.3% compound monthly growth rate. Active users4 represented 43.6% of the total acquired user base representing 12.8% growth YoY and reaching 28.4 million. The average tender during the quarter was 50.6%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

RECENT DEVELOPMENTS

•	On April 24, 2026, FEMSA announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (SEC) followed by its annual report, for the same period, with the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission) and the Bolsa Mexicana de Valores (Mexican Stock Exchange).

1 Spin results are included within the Other business segment

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Represents the growth of average monthly transactions in 1Q26 compared to average monthly transactions in 1Q25.

4 Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

April 30, 2026 | Page 8

These reports are available on FEMSA's investor relations website at http://ir.femsa.com.

Shareholders may receive a hard copy of the report, which includes FEMSA’s audited financial statements, free of charge through the contact listed below.

•	On April 12, 2026, Cruz Verde Colombia (CV), FEMSA’s health business in Colombia, notified EPS Sanitas its decision not to renew the medication dispensing agreement under the Mandatory Health Plan (Plan de Beneficios en Salud – PBS), which is scheduled to expire on September 30, 2026. The notification was made in accordance with the contractual terms and applicable regulations and provided advance notice to EPS Sanitas to facilitate an orderly transition. Until the expiration of the agreement, and subject to EPS Sanitas’s compliance with its contractual obligations, Cruz Verde Colombia expects to maintain continuity in the dispensing of medications under the PBS and to support the transition to any newly designated dispensing providers, in coordination with EPS Sanitas and the relevant authorities.

•	On March 27, 2026, FEMSA announced that it held its Annual Ordinary and Extraordinary Shareholders’ Meeting today (the “Shareholders’ Meetings”), during which the shareholders approved the amendment to Article 6 of the Company's Bylaws, the consolidated financial statements for the year ended December 31, 2025, the 2025 CEO’s annual report and the opinion of the Board of Directors for the year 2025.

The Annual Ordinary Shareholders’ Meeting elected the members of the board of directors and the members of each of the Audit Committee, the Corporate Practices and Nominations Committee and the Operations and Strategy Committee of the Board for 2026.

The list of the elected directors can be found in the following link: https://femsa.gcs-web.com/corporate-governance/board-of-directors.

The Annual Ordinary Shareholders’ Meeting declared and approved the payment of an ordinary cash dividend of Ps. 0.2475 per each Series "D" share and Ps. 0.1980 per each Series "B" share, which amounts to Ps. 4.7520 per "BD" Unit (BMV: FEMSAUBD) or Ps. 47.520 per ADS (NYSE: FMX), and Ps. 3.9600 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on April 23 of 2026, July 16 of 2026, October 15 of 2026 and January 14 of 2027.

Additionally, the Annual Ordinary Shareholders’ Meeting declared and approved the payment of an extraordinary cash dividend of Ps. 0.41975 per each Series "D" share and Ps. 0.335825 per each Series "B" share, which amounts to Ps. 8.0597 per "BD" Unit (BMV: FEMSAUBD) or Ps. 80.597 per ADS (NYSE: FMX), and Ps. 6.7165 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on payable on April 23 of 2026, July 16 of 2026, October 15 of 2026 and January 14 of 2027.

For additional information, please refer to the Summary of Resolutions in the Shareholders Meeting section of our corporate website at: https://femsa.gcsweb.com/shareholder-meeting-information.

•	On March 12, 2026, FEMSA announced the closing of the merger between BradyPLUS and Imperial Dade through an all-equity merger transaction. FEMSA remains invested in the combined company with approximately 19% ownership and representation on its board of managers.

CONFERENCE CALL INFORMATION

Our first quarter 2026 Conference Call will be held on: Thursday, April 30, 2026, 11:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be live through our Zoom link. For registration, please visit:

Registration:                 https://bit.ly/FEMSA__1Q26

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in two core sectors, retail and beverages. In retail, FEMSA is present through four divisions: i) OXXO Mexico, operating the largest small-format store chain in Mexico; ii) Americas & Mobility, which includes its OXXO convenience store operations across Latin America and the United States, as well as its gas station business in Mexico and the United States; iii) Europe, operating convenience and foodvenience formats in five European countries; and iv) FEMSA Health, which includes drugstores and related activities in four Latin American countries. In Mexico, OXXO’s operations are enhanced by, and comprise a customer-focused ecosystem with Spin, a digital platform that leverages the OXXO store network to provide Mexican consumers with access to digital financial services, including Spin by OXXO and Spin Premia, among other initiatives. In the beverage sector, FEMSA participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 369,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

April 30, 2026 | Page 9

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 31, 2026, which was 18.0327 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Our consolidated financial statements as of and for the year ended December 31, 2026, are not yet available, and the independent audit of those financial statements is ongoing and has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2026, presented herein, is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this release, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2026, or on our internal control over financial reporting as of December 31, 2026. Our audited consolidated financial statements may differ materially from this preliminary information and will also include notes providing additional disclosures.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Ten pages of tables to follow

April 30, 2026 | Page 10

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2026	% of rev.	2025	% of rev.	% Var.	% Comp.(A)
Total revenues	207,784	100.0	195,819	100.0	6.1	8.5
Cost of sales	123,690	59.5	116,901	59.7	5.8
Gross profit	84,094	40.5	78,918	40.3	6.6	9.1
Administrative expenses	10,195	4.9	9,967	5.1	2.3
Selling expenses	59,433	28.6	55,423	28.3	7.2
Other operating expenses (income), net (1)	152	0.1	(36)	(0.0)	(522.2)
Income from operations (2)	14,314	6.9	13,564	6.9	5.5	12.1
Other non-operating expenses (income)	(11,925)		830		(1,536.7)
Interest expense	5,470		5,180		5.6
Interest income	1,173		2,134		(45.0)
Interest expense, net	4,296		3,046		41.0
Foreign exchange loss (gain)	444		(439)		(201.1)
Other financial expenses (income), net	96		(1,194)		(108.0)
Financing expenses, net	4,837		1,412		242.6
Income before income tax and participation in associates results	21,402		11,321		89.0
Income tax	3,664		4,780		(23.3)
Participation in associates results	(99)		(88)		12.5
Continued Operations net income (Loss)	17,639		6,453		173.3
Discontinued Operations net income (Loss)	-		2,490		(100.0)
Consolidated net income (Loss)	17,639		8,942		97.3
Net majority income	14,826		5,804		155.4
Net minority income	2,813		3,136		(10.3)

Operative Cash Flow & CAPEX	2026	% of rev.	2025	% of rev.	% Var.	% Comp.(A)
Income from operations	14,314	6.9	13,564	6.9	5.5	12.1
Depreciation	10,455	5.0	9,732	5.0	7.4
Amortization & other non-cash charges	3,358	1.6	2,006	1.0	67.4
Adjusted EBITDA	28,127	13.5	25,302	12.9	11.2	15.8
CAPEX	6,195		8,788		(29.5)

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

April 30, 2026 | Page 11

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Mar-26	Mar-25	% Inc.
Cash and cash equivalents	106,905	107,980	(1.0)
Investments	7,672	20,042	(61.7)
Accounts receivable	43,863	48,319	(9.2)
Inventories	67,656	69,452	(2.6)
Other current assets	43,228	37,324	15.8
Current Assets Available for sale	-	-	.
Total current assets	269,324	283,117	(4.9)
Investments in shares	35,875	25,726	39.5
Property, plant and equipment, net	193,232	189,674	1.9
Right of use	102,556	99,543	3.0
Intangible assets (1)	147,427	145,503	1.3
Other assets	52,919	52,315	1.2
TOTAL ASSETS	801,333	795,878	0.7

LIABILITIES & STOCKHOLDERS’ EQUITY	Mar-26	Mar-25	% Inc.
Bank loans	2,396	5,862	(59.1)
Current maturities of long-term debt	4,297	14,812	(71.0)
Interest payable	1,951	1,790	9.0
Current maturities of long-term leases	15,920	15,188	4.8
Operating liabilities	208,407	172,361	20.9
Short term liabilities available for sale	-	-	.
Total current liabilities	232,971	210,013	10.9
Long-term debt (2)	137,330	126,992	8.1
Long-term leases	97,814	94,703	3.3
Laboral obligations	10,791	10,719	0.7
Other liabilities	28,125	24,100	16.7
Total liabilities	507,031	466,527	8.7
Total stockholders’ equity	294,302	329,351	(10.6)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	801,333	795,878	0.7

	March 31, 2026
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	53.4%	8.7%
U.S. Dollars	27.0%	3.5%
Euros	7.2%	2.6%
Swiss Francs	0.0%	0.0%
Colombian pesos	1.6%	8.6%
Argentine pesos	0.4%	36.2%
Brazilian reais	9.3%	10.9%
Chilean pesos	1.1%	6.0%
Total debt	100.0%	7.2%

Fixed rate (2)	83.5%
Variable rate (2)	16.5%

DEBT MATURITY PROFILE	2026	2027	2028	2029	2030	2031+
% of Total Debt	13.9%	7.9%	10.9%	3.8%	12.2%	51.3%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

April 30, 2026 | Page 12

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

(In million of U.S. dollars) Non IFRS Financial data (unaudited)	Twelve months ended March 31, 2026
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA ex-KOF[3]
OXXO Mexico, Americas & Mobility	3,027	-	3,027
Europe	470	-	470
Health Division	491	-	491
Envoy Solutions	-	-	-
Coca-Cola FEMSA[1]	3,285	(3,285)	-
Other[2]	(170)	-	(170)
FEMSA Consolidated	7,103	(3,285)	38,169

Dividends Received[3]	-	378	378

FEMSA Consolidated ex-KOF	7,103	(2,906)	4,197

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for March 31, 2026 which was 18.0327 MXN per USD.

1 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

2 Includes FEMSA Other Businesses (including Bara and Spin), FEMSA corporate expenses and the effects of consolidation adjustments

3 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$378 mm during the last twelve months.

(In million of U.S. dollars) Non IFRS Financial data (unaudited)	As of March 31, 2026
	Reported	Adjustments	exKOF
Cash & Equivalents	4,061	-	4,061
Coca-Cola FEMSA Cash & Equivalents	2,293	(2,293)	-
Cash & Equivalents	6,354	(2,293)	4,061

Financial Debt[4]	3,156	-	3,156
Coca-Cola FEMSA Financial Debt	4,831	(4,831)	-
Lease Liabilities	6,096	-	6,096
Coca-Cola FEMSA Lease Liabilities	211	(211)	-
Debt	14,294	(5,042)	9,252

FEMSA Net Debt	7,940	(2,749)	5,191

April 30, 2026 | Page 13

EPS with Repurchased Shares

Amounts expressed in millions of Mexican Pesos (Ps.)

As Reported

Total Shares Outstanding(1) (2)
FEMSA Units Outstanding(1)		3,412,732,415

	YTD	1Q26
Net majority income	14,826	14,826

# FEMSA Units Outstanding(1)	3,412,732,415

EPS (Mxn Ps. / Unit)	4.34	4.34

Proforma

Total Shares Excluding Shares in Treasury
FEMSA Units Outstanding(1)		3,412,732,415

Shares in Treasury
FEMSA Units Outstanding(1)		5,917,740

	YTD	1Q26
Net majority income	14,826	14,826

# FEMSA Units Outstanding	3,406,814,675

EPS (Mxn Ps. / Unit)	4.35	4.35

(1) FEMSA Units Outstanding consist of FEMSA BD Units and FEMSA B Units. The number of FEMSA Units outstanding is equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

(2) At our Shareholders meeting held on March 27 of 2026, the cancellation of the shares acquired from the stock repurchase program during the period from April 2025 to March 2026 was approved. The total FEMSA Units Cancelled are for the amount of 56,737,112 units.

April 30, 2026 | Page 14

OXXO Mexico – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2026	% of rev.	2025	% of rev.	% Var.
Total revenues	74,424	100.0	68,744	100.0	8.3
Cost of sales	40,074	53.8	37,925	55.2	5.7
Gross profit	34,350	46.2	30,819	44.8	11.5
Administrative expenses	2,233	3.0	1,960	2.9	13.9
Selling expenses	26,394	35.5	24,098	35.1	9.5
Other operating expenses (income), net	94	0.1	107	0.2	(12.4)
Income from operations	5,629	7.6	4,655	6.8	20.9
Depreciation	3,770	5.1	3,476	5.1	8.5
Amortization & other non-cash charges	1,146	1.5	361	0.5	217.1
Adjusted EBITDA	10,545	14.2	8,492	12.4	24.2
CAPEX	2,202		2,948		(25.3)

Information of OXXO Stores
Total stores	24,455		23,567		3.8

Net new convenience stores:
vs. Last quarter	158		361		(56.2)
Year-to-date	158		361		(56.2)
Last-twelve-months	888		1,241		(28.4)

Same-store data: (1)
Sales (thousands of pesos)	952.9		898.6		6.0
Traffic (thousands of transactions)	15.6		15.7		(0.5)
Ticket (pesos)	61.2		57.4		6.6

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

April 30, 2026 | Page 15

Americas & Mobility – Results of Operations
Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2026	% of rev.	2025	% of rev.	% Var.	% Comp.(A)
Total revenues	24,988	100.0	22,142	100.0	12.9	10.5
Cost of sales	20,691	82.8	18,716	84.5	10.6
Gross profit	4,297	17.2	3,426	15.5	25.4	21.5
Administrative expenses	724	2.9	517	2.3	40.1
Selling expenses	3,268	13.1	2,676	12.1	22.1
Other operating expenses (income), net	24	0.1	24	0.1	3.2
Income from operations	281	1.1	210	0.9	34.0	120.7
Depreciation	676	2.7	607	2.7	11.4
Amortization & other non-cash charges	130	0.5	125	0.6	3.5
Adjusted EBITDA	1,087	4.3	942	4.3	15.4	33.1
CAPEX	282		189		49.6

Information of Stores

Total stores	1,942	1,894	2.5
Stores Brazil	643	615	4.6
Stores Colombia	607	600	1.2
Stores Chile	238	232	2.6
Stores Peru	214	198	8.1
Stores USA	240	249	(3.6)
Net new stores:
vs. Last quarter	45	44	2.3
Year-to-date	45	44	2.3
Last-twelve-months	48	419	(88.5)
Same-store data: (1)
Sales (thousands of pesos)	1,045.7	999.0	4.7	13.1

Currency Neutral

	Total Revenue Growth	Total Unit Growth	Same-Store Sales Growth(2)
OXXO Americas	10.8%	(2.5)%	13.1%
Brazil(3)	NA	4.6%	6.9%
Latam(4)	24.0%	2.8%	21.4%
USA(5)	(0.3)%	(3.6)%	1.7%

April 30, 2026 | Page 16

Information of Gas Stations	2026	2025	% Var.
Total stations	782	807	(3.1)
Mexico	544	562	(3.2)
USA	238	245	(2.9)

Net new service stores:
vs. Last quarter	(8)	(9)	(11.1)
Year-to-date	(8)	(9)	(11.1)
Last-twelve-months	(25)	237	(110.5)

Volume (millions of liters) total stations(6)	896.6	816.7	9.8

Unit margin (pesos per liter)(6) (7)	2.55	2.53	0.8

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

(2) Same-store Sales includes a weighted average of OXXO USA, Brazil and Latam.

(3) Local currency (BRL).

(4) Includes a weighted average of OXXO Colombia, Chile and Peru.

(5) Local currency (USD).

(6) Includes fuel operations in Mexico and in the US, with U.S. volumes converted to Liters.

(7) For readers’ convenience in calculating the equivalent price in U.S. cents per gallon, please refer to the exchange rate of 18.0327 MXN per USD, as published by the Federal Reserve Bank of New York for March 31, 2026, and a conversion factor of 3.785 liters per US gallon.

April 30, 2026 | Page 17

Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2026	% of rev.	2025	% of rev.	% Var.	% Comp. (A)
Total revenues	12,919	100.0	12,909	100.0	0.1	1.5
Cost of sales	7,557	58.5	7,478	57.9	1.0
Gross profit	5,363	41.5	5,431	42.1	(1.3)	0.1
Administrative expenses	918	7.1	902	7.0	1.8
Selling expenses	4,098	31.7	4,204	32.6	(2.5)
Other operating expenses (income), net	(9)	-0.1	(6)	0.0	(46.3)
Income from operations	356	2.8	331	2.6	7.4	9.1
Depreciation	1,321	10.2	1,319	10.2	0.1
Amortization & other non-cash charges	128	1.0	100	0.8	27.3
Adjusted EBITDA	1,804	14.0	1,750	13.6	3.1	4.5
CAPEX	325		255		27.5

Information of Stores

Total stores	2,744	2,779	(1.3)

Same-store data: (2)
Sales (thousands of pesos)	1,721.0	1,769.3	(2.7)	(0.2)

(A) Refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per store. Same-store Sales reflect a weighted average from our foodservice and retail operations.

April 30, 2026 | Page 18

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2026	% of rev.	2025	% of rev.	% Var.	% Comp.(A)
Total revenues	22,175	100.0	21,972	100.0	0.9	6.5
Cost of sales	16,365	73.8	15,519	70.6	5.4
Gross profit	5,810	26.2	6,453	29.4	(10.0)	(3.8)
Administrative expenses	719	3.2	1,144	5.2	(37.1)
Selling expenses	4,442	20.0	4,546	20.7	(2.3)
Other operating expenses (income), net	(9)	(0.0)	(3)	(0.0)	(196.6)
Income from operations	657	3.0	766	3.5	(14.2)	(4.9)
Depreciation	941	4.2	939	4.3	0.2
Amortization & other non-cash charges	377	1.7	275	1.3	37.1
Adjusted EBITDA	1,975	8.9	1,980	9.0	(0.3)	6.7
CAPEX	178		256		(30.7)

Information of Stores

Total stores	4,527		4,594		(1.5)
Stores Mexico	1,287		1,622		(20.7)
Stores South America	3,240		2,972		9.0
Net new stores:
vs. Last quarter	24		(67)		N.S
Year-to-date	24		(67)		N.S
Last-twelve-months	(67)		154		N.S

Same-store data: (1)
Sales (thousands of pesos)	1,035.0		1,035.1		-	7.2%

Currency Neutral

	Total Revenue Growth	Total Unit Growth	Same-Store Sales Growth(6)
Health(2)	6.5%	(1.5)%	7.2%
Mexico	(17.7)%	(20.7)%	0.9%
Chile(3)	12.9%	5.6%	5.0%
Colombia(4)	15.8%	11.0%	24.1%
Ecuador(5)	9.5%	10.5%	3.0%

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

(2) Local currency weighted average.

(3) Local currency (CLP).

(4) Local currency (COP).

(5) Local currency (USD).

(6) Only includes retail sales. In Ecuador, includes franchised stores

April 30, 2026 | Page 19

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2026	% of rev.	2025	% of rev.	% Var.	% Comp. (A)
Total revenues	70,925	100.0	70,157	100.0	1.1	6.0
Cost of sales	37,670	53.1	38,324	54.6	(1.7)
Gross profit	33,255	46.9	31,832	45.4	4.5	9.5
Administrative expenses	3,968	5.6	3,611	5.1	9.9
Selling expenses	20,177	28.4	18,868	26.9	6.9
Other operating expenses (income), net	79	0.1	106	0.2	(25.7)
Income from operations	9,032	12.7	9,248	13.2	(2.3)	2.6
Depreciation	3,406	4.8	3,114	4.4	9.4
Amortization & other non-cash charges	936	1.3	893	1.3	4.9
Adjusted EBITDA	13,374	18.9	13,254	18.9	0.9	6.1
CAPEX	3,161		4,279		(26.1)

Sales volumes
(Millions of unit cases)
Mexico and Central America	544.5	54.5	553.3	56.1	(1.6)
South America	147.9	14.8	137.8	14.0	7.3
Brazil	306.0	30.7	295.4	29.9	3.6
Total	998.4	100.0	986.5	100.0	1.2

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

April 30, 2026 | Page 20

FEMSA Macroeconomic Information

	Inflation
	1Q 2026	LTM (1) Mar-26
Mexico	0.71%	4.63%
Colombia	2.19%	5.74%
Brazil	0.72%	3.75%
Argentina	6.02%	32.80%
Chile	0.40%	2.50%
Euro Zone	0.61%	2.12%
Switzerland	0.57%	0.18%

	Average Exchange Rates for each Period
	Mar-26		Mar-25
	Per USD	Per MXN	Per USD	Per MXN
Mexico	17.71	1.0000	20.25	1.0000
Colombia	3,717.31	0.0048	4,133.48	0.0049
Brazil	5.23	3.3843	5.75	3.5231
Argentina	1,395.95	0.0127	1,068.97	0.0189
Chile	909.89	0.0195	932.55	0.0217
Euro Zone	0.86	20.5283	0.93	21.8291
Switzerland	0.79	22.5034	0.88	22.9157

	End-of-Period Exchange Rates
	Mar-26		Mar-25
	Per USD	Per MXN	Per USD	Per MXN
Mexico	18.07	1.0000	20.32	1.0000
Colombia	3,669.96	0.0049	4,192.57	0.0048
Brazil	5.22	3.4615	5.74	3.5384
Argentina	1,382.00	0.0131	1,074.00	0.0189
Chile	927.46	0.0195	953.07	0.0213
Euro Zone	0.87	20.7998	0.92	21.9752
Switzerland	0.80	22.5834	0.88	23.0705

(1) LTM = Last twelve months.

April 30, 2026 | Page 21

COCA-COLA FEMSA

Juntos+
Coca-Cola

FIRST QUARTER 2026 RESULTS

INVESTOR RELATIONS Jorge Collazo | jorge.collazo@kof.com Lorena Martin | lorena.martinl@kof.com Bryan Silva | bryan.silva@kof.com Emilio Díaz | emilio.diaz@kof.com kofmxinves@kof.com

Mexico City, April 29, 2026, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2026.

FIRST QUARTER HIGHLIGHTS

•	Volume increased 1.2%.

•	Revenue increased 1.1%; on a currency neutral basis, revenue grew 6.0%.

•	Operating income decreased 2.3%; on a currency neutral basis, operating income increased 2.6%.

•	Majority net income decreased 15.5% driven mainly by an increase in our comprehensive financing result.

•	Earnings per share[1] were Ps. 0.26 (Earnings per unit were Ps. 2.07 and per ADS were Ps. 20.67.).

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS

Change vs. same period of last year

		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q26	1Q26	1Q26	1Q26
	Consolidated	1.1%	4.5%	(2.3)%	(15.5)%
As Reported	Mexico & Central America	(1.4)%	0.7%	(17.4)%
	South America	4.3%	10.0%	18.8%

	Consolidated	6.0%	9.5%	2.6%
Comparable (2)	Mexico & Central America	1.4%	3.7%	(14.2)%
	South America	12.3%	18.3%	26.9%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“Our first quarter results reflected the resiliency of our business and the advantages that a diversified footprint affords. Consolidated volume growth was supported by positive contributions from most of our operations, including strong performances in Argentina, Brazil, Colombia, and Guatemala that helped offset a volume decline in Mexico. As expected, we faced a softer consumer backdrop in Mexico compounded by the excise tax increase. Despite these headwinds, we gained share across most of our markets and categories and achieved record volumes for a first quarter in key markets such as Brazil, Colombia, and Guatemala. Our consolidated margins remained stable, supported by a strong performance in South America that compensated for pressures in Mexico and Central America. Unfavorable volume and mix impacts from the excise tax increase, severance and IT expenses resulted in a 17.4% drop in operating income in Mexico and Central America which was partially compensated by a 18.8% operating income growth in South America driven by volume growth and fixed costs and expenses absorption, resulting in a consolidated operating income decline of 2.3% for the quarter.

Looking ahead, we remain focused on strengthening our competitive position through targeted revenue management initiatives that support sustainable volume growth over the long term. Throughout 2026, we will also leverage the FIFA World Cup platform across our markets, while continuing to capture efficiencies and savings to protect profitability and prioritize the sustainable long-term growth of our business.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 2 of 14

RECENT DEVELOPMENTS

•	On March 24, 2026, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved, among other things, the Company’s consolidated financial statements for the year ended December 31, 2025, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2025, and the appointment or reelection of the members of the Board of Directors, Planning and Finance, Audit, and Corporate Practices Committees for 2026. The shareholders’ meeting approved the payment of a cash dividend in the amount of Ps. 7.74 per KOF UBL unit (Ps. 0.9675 per share) to be paid in four equal installments of Ps. 1.935 per KOF UBL unit (Ps. 0.241875 per share) on April 21, July 14, October 13, and December 8, 2026, for all outstanding shares on the payment date.

•	Coca-Cola FEMSA released its 2025 integrated annual report, the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	Coca-Cola FEMSA published its 2025 integrated annual report, now including IFRS S1/S2 sustainability disclosures alongside the financial statements with independent assurance—one year ahead of local requirements—improving its usefulness for investor decision-making. It also includes the Company’s first TNFD-aligned disclosure—becoming the first non-alcoholic beverage company in the Americas (fourth globally) to register as a TNFD Adopter—and highlights 2025 progress: 1.35 liters per liter water-use ratio, 123,842 tons of PET collected (27% rPET in primary packaging), 87% renewable electricity, 38% lower Lost-Time Incident Rate since 2023, and 32.3% women in leadership.

•	On April 21, 2026, Coca-Cola FEMSA paid the first installment of the ordinary dividend approved for Ps. 0.241875 per share, for a total cash distribution of Ps. 4,065.1 million.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 3 of 14

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2026	1Q 2025	Δ%	Δ%
Total revenues	70,925	70,157	1.1%	6.0%
Gross profit	33,255	31,832	4.5%	9.5%
Operating income	9,032	9,248	(2.3)%	2.6%
Adj. EBITDA (2)	13,374	13,254	0.9%	6.1%

Volume increased 1.2% to 998.4 million-unit cases, driven by volume growth in most of our operations that was partially offset by a decline in Mexico.

Total revenues increased 1.1% to Ps. 70,925 million. This increase was driven mainly by revenue management initiatives and a volume increase in most of our countries, partially offset by the negative translation effect from all our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 6.0%.

Gross profit increased 4.5% to Ps. 33,255 million, and gross margin expanded 150 basis points to 46.9%. This expansion was driven mainly by lower sweetener and PET costs, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher fixed costs such as labor and depreciation, coupled with unfavorable mix effects. Excluding currency translation effects, gross profit increased 9.5%.

Operating income decreased 2.3% to Ps. 9,032 million, and operating margin contracted 50 basis points to 12.7%. This margin contraction was driven mainly by rightsizing initiatives and IT expenses, related to the implementation of SAP4Hana, in addition we recorded higher operating expenses such as marketing and depreciation. These effects were partially offset by expense efficiencies such as freight and maintenance across our operations. In addition, this quarter we recognized an income of Ps. 95 million, net of expenses, related to insurance claims from Hurricane John that impacted Mexico in September 2024. Excluding currency translation effects, operating income increased 2.6%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 4 of 14

Comprehensive financing result recorded an expense of Ps. 1,752 million, compared to an expense of Ps. 1,126 million in the previous year. This increase was driven mainly by a loss in financial instruments of Ps. 167 million, as compared to a gain of Ps. 135 million recorded in the same period of the previous year, driven mainly by an increase in rates and the valuation of matured financial instruments in Brazil.

In addition, we recorded a higher interest expense, net, because of an increase in interest expenses driven mainly by new bond issuances in U.S. dollars and Mexican pesos. Moreover, we recorded a reduction in interest income because of a lower cash position in key markets.

Additionally, we recognized a foreign exchange loss of Ps. 117 million in the first quarter of 2026 as compared to a loss of Ps. 59 million in the same period of the previous year. The loss this year was driven mainly by the quarterly appreciation of the Brazilian Real and the Costa Rican Colon as applied to our U.S. dollar-denominated cash position, coupled with the quarterly depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position.

These effects were partially offset by the recognition of a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 104 million as compared to a gain of Ps. 87 million recorded in the same period of the previous year.

Income tax as a percentage of income before taxes was 36.6% as compared to 33.4% during the same period of 2025. This increase was driven mainly by inflationary effects in Argentina and non-creditable taxes in Mexico.

Net income attributable to equity holders of the company decreased 15.5% to reach Ps. 4,342 million. This decrease was driven mainly by an increase in our comprehensive financing result, coupled with a decrease in our operating income. Earnings per share1 were Ps. 0.26 (Earnings per unit were Ps. 2.07 and per ADS were Ps. 20.67.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 5 of 14

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2026	1Q 2025	Δ%	Δ%
Total revenues	39,117	39,669	(1.4)%	1.4%
Gross profit	19,020	18,886	0.7%	3.7%
Operating income	4,461	5,400	(17.4)%	(14.2)%
Adj. EBITDA (2)	7,128	7,908	(9.9)%	(6.6)%

Volume decreased 1.6% to 544.5 million-unit cases, driven by a volume decline in Mexico, partially offset by volume growth in the rest of our territories in the division.

Total revenues decreased 1.4% to Ps. 39,117 million. This performance was driven mainly by unfavorable mix and currency translation effects from all our operating currencies into Mexican pesos. These effects were partially offset by revenue management initiatives and volume increases in our territories in Central America. Excluding currency translation effects, total revenues increased 1.4%.

Gross profit increased 0.7% to Ps. 19,020 million, and gross margin expanded 100 basis points to 48.6%. This margin expansion was driven mainly by lower sweetener and PET costs, coupled with the appreciation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by unfavorable mix effects. Excluding currency translation effects, gross profit increased 3.7%.

Operating income decreased 17.4% to Ps. 4,461 million, and operating margin contracted 220 basis points to 11.4%. Our operating income includes the recognition of insurance claims in Mexico, net of expenses, for Ps. 95 million.

This operating margin contraction was driven mainly by an increase in operating expenses such as marketing, depreciation, restructuring and IT. These effects were partially offset by operating expense efficiencies such as maintenance and distribution. Excluding currency translation effects, operating income decreased 14.2%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 6 of 14

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2026	1Q 2025	Δ%	Δ%
Total revenues	31,809	30,488	4.3%	12.3%
Gross profit	14,235	12,947	10.0%	18.3%
Operating income	4,571	3,848	18.8%	26.9%
Adj. EBITDA (2)	6,246	5,346	16.8%	25.8%

Volume increased 4.8% to 453.9 million-unit cases, driven by volume growth across all the countries in the division.

Total revenues increased 4.3% to Ps. 31,809 million. This increase was driven mainly by volume growth and revenue management initiatives, offsetting an unfavorable currency translation from all our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 12.3%.

Gross profit increased 10.0% to Ps. 14,235 million, and gross margin expanded 230 basis points to 44.8%. This expansion was driven by lower sweetener and PET costs, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher fixed costs such as depreciation. Excluding currency translation effects, gross profit increased 18.3%.

Operating income increased 18.8% to Ps. 4,571 million, resulting in an operating margin expansion of 180 basis points to 14.4%. This operating margin increase was driven mainly by operating leverage, coupled with expense efficiencies such as labor, partially offset by higher expenses such as marketing. Excluding currency translation effects, operating income increased 26.9%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 7 of 14

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average depreciation of the Argentine peso and most of the operating currencies relative to the Mexican peso in the first quarter of 2026, as compared to the same period of 2025, we had an unfavorable currency translation effect into Mexican pesos. Please see page 14 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 8 of 14

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC”, and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 268 million consumers. With over 90,000 employees, the Company markets and sells approximately 4.2 billion-unit cases through more than 2.1 million points of sale a year. Operating 55 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, S&P/BMV Total Mexico ESG Index, and the MSCI ACWI Index. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in Coca-Cola FEMSA de Venezuela, S.A. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 9 of 14

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the First Quarter of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,990.8		5,921.8		1.2%	1.2%
Volume (million unit cases)	998.4		986.5		1.2%	1.2%
Average price per unit case	68.64		68.99		-0.5%
Net revenues	70,631		70,073		0.8%
Other operating revenues	295		84		251.7%
Total revenues (2)	70,925	100.0%	70,157	100.0%	1.1%	6.0%
Cost of goods sold	37,670	53.1%	38,324	54.6%	-1.7%
Gross profit	33,255	46.9%	31,832	45.4%	4.5%	9.5%
Operating expenses	24,145	34.0%	22,478	32.0%	7.4%
Other operative expenses, net	176	0.2%	184	0.3%	-4.4%
Operative equity method (gain) loss in associates(3)	(97)	0.1%	(78)	0.1%	24.8%
Operating income (5)	9,032	12.7%	9,248	13.2%	-2.3%	2.6%
Other non operative expenses, net	(162)	0.2%	26	0.0%	NA
Non Operative equity method (gain) loss in associates (4)	18	0.0%	(76)	0.1%	NA
Interest expense	2,087		1,879		11.1%
Interest income	515		590		-12.8%
Interest expense, net	1,572		1,288		22.1%
Foreign exchange loss (gain)	117		59		97.1%
Loss (gain) on monetary position in inflationary subsidiaries	(104)		(87)		19.6%
Market value (gain) loss on financial instruments	167		(135)		NA
Comprehensive financing result	1,752		1,126		55.7%
Income before taxes	7,422		8,172		-9.2%
Income taxes	2,688		2,681		0.3%
Result of discontinued operations	-		-		NA
Consolidated net income	4,735		5,492		-13.8%
Net income attributable to equity holders of the company	4,342	6.1%	5,139	7.3%	-15.5%	-10.4%
Non-controlling interest	392	0.6%	352	0.5%	11.3%

Adj. EBITDA & CAPEX	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	9,032	12.7%	9,248	13.2%	-2.3%	2.6%
Depreciation	3,406		3,114		9.4%
Amortization and other operative non-cash charges	936		893		4.9%
Adj. EBITDA (5)(6)	13,374	18.9%	13,254	18.9%	0.9%	6.1%
CAPEX(8)	3,138		4,228		-25.8%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	As of March 31, 2026, the investment in fixed assets effectively paid is equivalent to Ps. 4,183 million.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 10 of 14

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the First Quarter of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,815.3		2,903.1		-3.0%	-3.0%
Volume (million unit cases)	544.5		553.3		-1.6%	-1.6%
Average price per unit case	70.86		71.08		-0.3%
Net revenues	39,106		39,662
Other operating revenues	11		7
Total Revenues (2)	39,117	100.0%	39,669	100.0%	-1.4%	1.4%
Cost of goods sold	20,096	51.4%	20,783	52.4%
Gross profit	19,020	48.6%	18,886	47.6%	0.7%	3.7%
Operating expenses	14,479	37.0%	13,360	33.7%
Other operative expenses, net	132	0.3%	156	0.4%
Operative equity method (gain) loss in associates (3)	(52)	0.1%	(31)	0.1%
Operating income (4)	4,461	11.4%	5,400	13.6%	-17.4%	-14.2%
Depreciation, amortization & other operating non-cash charges	2,667	6.8%	2,508	6.3%
Adj. EBITDA (4)(5)	7,128	18.2%	7,908	19.9%	-9.9%	-6.6%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the First Quarter of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,175.5		3,018.7		5.2%	5.2%
Volume (million unit cases)	453.9		433.2		4.8%	4.8%
Average price per unit case	65.97		66.32		-0.5%
Net revenues	31,525		30,411
Other operating revenues	284		77
Total Revenues (2)	31,809	100.0%	30,488	100.0%	4.3%	12.3%
Cost of goods sold	17,574	55.2%	17,541	57.5%
Gross profit	14,235	44.8%	12,947	42.5%	10.0%	18.3%
Operating expenses	9,666	30.4%	9,118	29.9%
Other operative expenses, net	44	0.1%	28	0.1%
Operative equity method (gain) loss in associates (3)	(45)	0.1%	(47)	0.2%
Operating income (4)	4,571	14.4%	3,848	12.6%	18.8%	26.9%
Depreciation, amortization & other operating non-cash charges	1,676	5.3%	1,498	4.9%
Adj. EBITDA (4)(5)	6,246	19.6%	5,346	17.5%	16.8%	25.8%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 13 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 11 of 14

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Mar-26	Dec-25	% Var.
Current Assets
Cash, cash equivalents and marketable securities	41,346	28,067	47%
Total accounts receivable	17,749	22,146	-20%
Inventories	14,814	14,014	6%
Other current assets	12,233	10,343	18%
Total current assets	86,141	74,570	16%
Non-Current Assets	-	-
Property, plant and equipment	180,491	174,289	4%
Accumulated depreciation	(68,766)	(65,159)	6%
Total property, plant and equipment, net	111,725	109,130	2%
Right of use assets	3,461	2,617	32%
Investment in shares	10,587	10,588	0%
Intangible assets and other assets	104,318	102,356	2%
Other non-current assets	16,883	15,278	11%
Total Assets	333,116	314,539	6%

Liabilities & Equity	Mar-26	Dec-25	% Var.
Current Liabilities
Short-term bank loans and notes payable	4,875	7,944	-39%
Suppliers	29,385	31,898	-8%
Short-term leasing Liabilities	952	631	51%
Other current liabilities	43,133	26,284	64%
Total current liabilities	78,345	66,757	17%
Non-Current Liabilities	-	-
Long-term bank loans and notes payable	82,233	71,834	14%
Long Term Leasing Liabilities	2,857	2,273	26%
Other long-term liabilities	22,811	19,647	16%
Total liabilities	186,246	160,511	16%
Equity	-	-
Non-controlling interest	8,645	7,827	10%
Total controlling interest	138,225	146,201	-5%
Total equity	146,870	154,029	-5%
Total Liabilities and Equity	333,116	314,539	6%

	March 31, 2026
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	63.2%	3.8%	8.5%
U.S. Dollars	18.2%	37.7%	4.2%
Colombian Pesos	1.6%	57.3%	11.2%
Brazilian Reals	16.4%	36.3%	9.7%
Argentine Pesos	0.6%	0.0%	32.7%
Total Debt	100%	18.0%	8.0%

(1)	After giving effect to swaps.
(2)	Calculated based on the weighting of the outstanding debt mix for each year.

Debt Maturity Profile

Financial Ratios	Mar 31, 2026	Dec 31, 2025	Δ%
Net debt including effect of hedges (1)(3)	47,535	52,846	-10.0%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.80	0.89
Adj. EBITDA/ Interest expense, net (1)	8.51	10.29
Capitalization (2)	38.0%	35.4%

(1)	Net debt = total debt - cash
(2)	Total debt / (total debt + shareholders' equity)
(3)	After giving effect to swaps.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 12 of 14

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	1Q 2026					1Q 2025					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	300.9	28.6	84.9	37.2	451.6	307.9	30.4	87.1	38.5	463.8	-2.6%
Guatemala	43.3	2.2	0.5	2.1	48.0	42.0	1.9	0.8	2.1	46.8	2.7%
CAM South	36.4	2.5	0.2	5.7	44.9	34.7	2.3	0.2	5.4	42.7	5.2%
Mexico and Central America	380.6	33.3	85.6	45.1	544.5	384.7	34.6	88.0	46.0	553.3	-1.6%
Colombia	67.4	10.6	3.6	6.7	88.4	61.7	9.8	3.5	6.2	81.2	8.9%
Brazil (3)	248.9	23.9	2.8	30.4	306.0	242.4	24.1	2.9	26.0	295.4	3.6%
Argentina	31.3	6.9	2.0	5.4	45.6	31.4	6.2	1.3	4.3	43.3	5.4%
Uruguay	10.4	2.4	-	1.0	13.8	10.1	2.3	-	1.0	13.4	3.3%
South America	358.0	43.9	8.4	43.6	453.9	345.6	42.4	7.8	37.5	433.2	4.8%
TOTAL	738.7	77.2	93.9	88.7	998.4	730.3	77.0	95.8	83.5	986.5	1.2%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	1Q 2026				1Q 2025				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,644.6	211.1	261.5	2,117.1	1,735.6	217.3	272.9	2,225.8	-4.9%
Guatemala	318.0	20.3	23.2	361.6	311.9	18.0	23.3	353.1	2.4%
CAM South	264.8	16.1	55.8	336.6	255.0	14.9	54.3	324.2	3.8%
Mexico and Central America	2,227.4	247.4	340.5	2,815.3	2,302.4	250.2	350.4	2,903.1	-3.0%
Colombia	492.3	105.7	50.2	648.2	446.0	98.0	47.8	591.8	9.5%
Brazil (3)	1,672.3	206.1	337.8	2,216.2	1,629.7	206.3	292.7	2,128.7	4.1%
Argentina	163.4	36.3	43.1	242.9	160.1	35.7	36.3	232.2	4.6%
Uruguay	50.8	9.0	8.4	68.2	49.4	8.7	8.0	66.1	3.2%
South America	2,378.8	357.2	439.5	3,175.5	2,285.2	348.7	384.8	3,018.7	5.2%
TOTAL	4,606.2	604.6	780.0	5,990.8	4,587.6	598.9	735.2	5,921.8	1.2%

Revenues

Expressed in million Mexican Pesos	1Q 2026	1Q 2025	Δ %
Mexico	31,127	31,262	-0.4%
Guatemala	3,909	4,173	-6.3%
CAM South	4,081	4,234	-3.6%
Mexico and Central America	39,117	39,669	-1.4%
Colombia	5,891	5,364	9.8%
Brazil (4)	21,319	20,310	5.0%
Argentina	3,195	3,434	-7.0%
Uruguay	1,404	1,380	1.8%
South America	31,809	30,488	4.3%
TOTAL	70,925	70,157	1.1%

(3)	Volume and transactions in Brazil do not include beer
(4)	Brazil includes beer revenues of Ps. 1,313.0 million for the first quarter of 2026 and Ps. 1,343.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 13 of 14

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	1Q26	YTD
Mexico	4.63%	1.17%	1.17%
Colombia	5.74%	2.92%	2.92%
Brazil	3.75%	1.30%	1.30%
Argentina	32.80%	8.42%	8.42%
Costa Rica	-2.88%	-1.14%	-1.14%
Panama	-0.22%	0.33%	0.33%
Guatemala	2.52%	0.39%	0.39%
Nicaragua	2.92%	1.49%	1.49%
Uruguay	3.06%	1.62%	1.62%

(1)	Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)
	1Q26	1Q25	Δ %
Mexico	17.56	20.42	-14.0%
Colombia	3,695.49	4,188.58	-11.8%
Brazil	5.26	5.84	-10.1%
Argentina	1,417.76	1,057.00	34.1%
Costa Rica	485.77	507.67	-4.3%
Panama	1.00	1.00	0.0%
Guatemala	7.66	7.71	-0.6%
Nicaragua	36.62	36.62	0.0%
Uruguay	39.09	43.03	-9.2%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-26	Mar-25	Δ %	Ene-26	Ene-25	Δ %
Mexico	18.07	20.32	-11.1%	17.97	20.27	-11.4%
Colombia	3,695.92	4,192.57	-12.5%	3,757.08	4,409.15	-14.8%
Brazil	5.22	5.74	-9.1%	5.50	6.19	-11.1%
Argentina	1,382.00	1,074.00	28.7%	1,455.00	1,032.00	41.0%
Costa Rica	467.85	504.21	-7.2%	501.42	512.73	-2.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.65	7.71	-0.8%	7.66	7.71	-0.5%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	40.48	42.13	-3.9%	39.04	44.07	-11.4%

(2)	Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q26 Results April 29, 2026	Page 14 of 14